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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For May 14, 2004
Commission File No. 1-11284

NORANDA INC.
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

        The documents listed in the Exhibit List to this Form 6-K are furnished pursuant to Form 6-K.

        In addition, the exhibits identified below shall be deemed filed under the Securities Exchange Act of 1934 for the purpose of being incorporated by reference as exhibits (with the numbers shown below) into the registrant's Registration Statement on Form F-9 (File No. 333-108720):

  4.11
  Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the three months ended March 31, 2004 and 2003

  4.12
  Management's Discussion and Analysis of Financial Condition and Results of Operations

        Further, the portions of such exhibits identified below shall be deemed filed under the Securities Exchange Act of 1934 for the purpose of being incorporated by reference into the registrant's Registration Statements on Form S-8 (File Nos. 333-13582 and 333-113725):

        Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the three months ended March 31, 2004 and 2003.

Exhibit List

Exhibit No.	Description
99.1	Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the three months ended March 31, 2004 and 2003.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations
99.3	Certification of Interim Filings of Derek Pannell, President and Chief Executive Officer
99.4	Certification of Interim Filings of Steven Douglas, Executive Vice President and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
May 14, 2004
	By:	/s/ STEPHEN YOUNG Stephen Young – Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the three months ended March 31, 2004 and 2003.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations
99.3	Certification of Interim Filings of Derek Pannell, President and Chief Executive Officer
99.4	Certification of Interim Filings of Steven Douglas, Executive Vice President and Chief Financial Officer

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Exhibit List
SIGNATURES
EXHIBIT INDEX